FORM 6-K SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

China Netcom Group Corporation (Hong Kong) Limited Building C, No. 156, Fuxingmennei Avenue Xicheng District Beijing, 100031 PRC

This Form 6-K consists of:

A press release on the exercise of over-allotment option by the joint global coordinators on behalf of the U.S. underwriters and the international underwriters on December 6, 2004, made by China Netcom Group Corporation (Hong Kong) Limited (“registrant”) in English on December 9, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Zhang Xiaotie By /s/ Oliver E Lixin

Name: Zhang Xiaotie and Oliver E Lixin Title: Joint Company Secretaries

Date: December 9, 2004

For Immediate Release

China Netcom Announces Exercise of Over-Allotment Option

Hong Kong, December 9, 2004 – China Netcom Group Corporation (Hong Kong) Limited. (“China Netcom” or the “Company”) (HKSE: 906, NYSE: CN), a leading telecommunications company in China and the Asia-Pacific region, today announced that the over-allotment option, as detailed in the Company’s initial public offering prospectus, was exercised in full by the joint global coordinators on behalf of the U.S. underwriters and the international underwriters on December 6th, 2004.

The over-allotment option included an aggregate of 156,897,000 shares and represented approximately 15% of the offer shares initially available under the global offering. Among the over-allotment shares, 142,634,000 shares will be issued and allotted by the Company, and 14,263,000 shares will be sold by the selling shareholders, both at HK$8.48 per share, which is the same price per share under the U.S. offering and the international offering. This price is equivalent to the offer price in the Hong Kong public offering of HK$8.40 plus a brokerage fee of 1%, an Securities and Futures Commission transaction levy of 0.005%, an investor compensation levy of 0.002% and a Hong Kong Stock Exchange trading fee of 0.005%. The over-allotment shares will be used to return to CNC BVI in full the 156,897,000 borrowed shares which were used to cover over-allocations in the U.S. offering and the international offering.

As a result of the offering, approximately 25% of the Company’s enlarged share capital will be held by the public shareholders. The net proceeds of approximately HK$1,169,938,839.46 from the issue of 142,634,000 shares by the Company pursuant to the exercise of the over-allotment option will be used by the Company for the same purposes, using the same allocation percentages as set out in the section headed “Future plans and use of proceeds- Use of proceeds” in the Company’s prospectus, and the net proceeds of approximately HK$116,750,984.59 from the sale of 14,263,000 shares by the selling shareholders will be contributed to the PRC national social security fund.

About China Netcom:
China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) is a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region. Its northern service region in China consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province. Its southern service region in China consists of Shanghai Municipality and Guangdong Province. China Netcom is the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in its northern service region in China. China Netcom primarily targets business and residential customers in selected high-density areas in its southern service region in China. China Netcom is also the only telecommunications company in China that operates an extensive network and offers international data services in the Asia-Pacific region.

For further information, please contact:

Mr. Dong Jing China Netcom Group Corporation (Hong Kong) Limited Tel: (8610) 6642 9857 Fax: (8610) 6642 9544 Email: dongjing@china-netcom.com